# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Victoria's Secret & Co., CIK 0001856437
CUSIP: 926400102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4 Limited Parkway East, Reynoldsburg, Ohio (OH), 43068
Date of event which requires filing of this statement: 03/28/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-24-000186
Filed by CIK 0001930869
Persons authorized to receive notices and communications: BRETT BLUNDY, BBRC INTERNATIONAL PTE LIMITED, 3 Phillip Street #09-05 Royal Group Buil, Singapore, Singapore (U0), 048693, 61 2 9285 6700; Scott Lesmes, Morrison & Foerster LLP, 2100 L Street, NW, Suite 900, Washington, District Of Columbia (DC), 20037, (202) 887-1500

## Reporting persons
- BBFIT INVESTMENTS PTE LTD: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 0; shared voting power 10,098,031; sole dispositive power 0; shared dispositive power 10,098,031; aggregate amount beneficially owned 10,098,031 (12.8% of the class)
- THE BB FAMILY INTERNATIONAL TRUST: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 10,098,131; sole dispositive power 0; shared dispositive power 10,098,131; aggregate amount beneficially owned 10,098,131 (12.8% of the class)
- BBRC INTERNATIONAL PTE LTD (CIK 0001930869): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,098,131; sole dispositive power 0; shared dispositive power 10,098,131; aggregate amount beneficially owned 10,098,131 (12.8% of the class)
- BRETT BLUNDY: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,098,131; sole dispositive power 0; shared dispositive power 10,098,131; aggregate amount beneficially owned 10,098,131 (12.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Victoria's Secret & Co.
Address of issuer's principal executive offices: 4 Limited Parkway East, Reynoldsburg, Ohio (OH), 43068
Comment:
EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D filed on February 1, 2024, as amended by Amendment No. 1 filed on March 12, 2025 (collectively, the "Schedule 13D") relating to the common stock, par value $0.01 per share (the "Common Stock"), of Victoria's Secret & Co. (the "Issuer"), a Delaware corporation. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On March 12, 2025, BBFIT purchased 80,328 shares of Common Stock, each in open market transactions at prices ranging from $16.62 to $16.85 per share (a weighted-average price of $16.782 per share).

On March 13, 2025, BBFIT purchased 49,313 shares of Common Stock, each in open market transactions at prices ranging from $16.935 to $17.00 per share (a weighted-average price of $16.991 per share).

On March 26, 2025, BBFIT purchased 85,145 shares of Common Stock, each in open market transactions at prices ranging from $19.35 to $19.50 per share (a weighted-average price of $19.4733 per share).

On March 27, 2025, BBFIT purchased 124,326 shares of Common Stock, each in open market transactions at prices ranging from $19.20 to $19.50 per share (a weighted-average price of $19.4633 per share).

On March 28, 2025, BBFIT purchased 584,000 shares of Common Stock, each in open market transactions at prices ranging from $18.155 to $19.39 per share (a weighted-average price of $18.4828 per share).

All purchases of the securities described herein were for cash and were funded by working capital of BBFIT. The Reporting Persons undertake to provide to the Issuer or the staff of the U.S. Securities and Exchange Commission (the "SEC"), upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 78,888,589 Shares outstanding as of March 14, 2025, which is the total number of Shares outstanding as reported in the Issuer's annual report on Form 10-K filed with the SEC on March 21, 2025.

As of the date hereof, BBFIT directly beneficially owned 10,098,031 Shares, constituting approximately 12.8% of the Shares outstanding.

As of the date hereof, BB Family Trust directly beneficially owned 100 Shares, constituting less than one percent of the Shares outstanding. BB Family Trust, as the sole shareholder of BBFIT, may be deemed to beneficially own the 10,098,031 Shares owned by BBFIT, which, together with the Shares it beneficially owns directly, constitutes an aggregate of 10,098,131 Shares, constituting approximately 12.8% of the Shares outstanding.

BBRC International, as the trustee of BB Family Trust, may be deemed to beneficially own the 10,098,131 Shares owned in the aggregate by BBFIT and BB Family Trust, constituting approximately 12.8% of the Shares outstanding. Mr. Blundy, as a Director and sole shareholder of BBRC International, may be deemed to beneficially own the 10,098,131 Shares owned in the aggregate by BBFIT and BB Family Trust, constituting approximately 12.8% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 above is as of April 1, 2025 and is incorporated by reference. Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

## Signatures
- BBFIT INVESTMENTS PTE LTD: /s/ Brett Blundy, Brett Blundy, Director (04/01/2025)
- THE BB FAMILY INTERNATIONAL TRUST: /s/ Brett Blundy, Brett Blundy, Director (04/01/2025)
- BBRC INTERNATIONAL PTE LTD: /s/ Brett Blundy, Brett Blundy, Director (04/01/2025)
- BRETT BLUNDY: /s/ Brett Blundy, BRETT BLUNDY (04/01/2025)